Exhibit 99.2

HUT 8 MINING CORP.

Consolidated Financial Statements
(In Canadian dollars)

Years ended December 31, 2022 and 2021

Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Hut 8 Mining Corp.

Opinion

We have audited the consolidated financial statements of Hut 8 Mining Corp. (hereafter “the Company”), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of operations and comprehensive loss, the consolidated statements of cash flows and the consolidated statements of changes in shareholders’ equity for the years then ended, and notes to consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue from digital assets mined

As described in Note 3 to the consolidated financial statements, the Company generates revenue from contracts with mining pools and provides computing power to the mining pools in exchange for digital assets. We identified the occurrence, completeness and accuracy of the Company’s revenue from digital assets mined as a key audit matter.

Why the matter was determined to be a key audit matter

Revenue from digital assets mined is significant to our audit because mining of digital assets is an emerging industry with unique technological aspects that raise a number of auditing challenges. Given the nature of this revenue stream, significant audit efforts are required. Revenue from digital assets mined during the year ended December 31, 2022 totals $133 million.

How the matter was addressed in the audit

Our audit procedures related to the occurrence, completeness and accuracy of revenue from digital assets mined included, among others:

−	We assigned professionals with specialized skills in distributed ledger technology, digital assets and cryptography;

−	We performed physical observation of the miners and tested their performance;

−
We conducted substantive analytical procedures with a high degree of precision, which include tests of the accuracy and completeness of the underlying data, such as confirmation of certain data from third parties;

−	We traced digital assets received and recognized as revenue directly to the blockchain using our own node and obtained confirmations from custodians;

−	We tested the value of digital assets received and recognized as revenue using the daily quoted price from a reputable source;

−	We assessed the adequacy of the Company’s disclosures in the consolidated financial statements about revenue from digital assets mined.

Digital assets

As described in Note 3 to the consolidated financial statements, the Company holds digital assets that consist of Bitcoin which are identifiable non-monetary assets without physical substance. We identified the existence and ownership (rights and obligations) of the Company's held digital assets as a key audit matter.

Why the matter was determined to be a key audit matter

Digital assets are significant to our audit because they are identifiable non-monetary assets without physical substance. Given the nature of these assets, significant audit efforts are required. Digital assets held in custody with third parties total $203.6 million for the year ended December 31, 2022.

How the matter was addressed in the audit

Our audit procedures related to the Company's existence and ownership of held digital assets included, among others:

−	We assigned professionals with specialized skills in blockchain, digital assets and cryptography;

−
We tested the design and effectiveness of internal controls related to the customer key management by obtaining and evaluating the report attesting that those controls at the service organizations (custodians) are operating effectively;

−	We obtained confirmation on digital assets with third parties;

−	We traced digital assets directly to the blockchain using our own node;

−	We assessed the adequacy of the Company's disclosures in the consolidated financial statements about digital assets.

Impairment assessment of plant and equipment for the digital asset mining cash-generating units ("CGUs")

As described in Note 3 to the consolidated financial statements, the Company reviews for indicators of impairment at each statement of financial position date and when events or changes in circumstances indicate that the plant and equipment for the digital asset mining CGUs may be impaired. We identified the Company's impairment assessment of plant and equipment for the digital asset mining CGUs as a key audit matter.

Why the matter was determined to be a key audit matter

This impairment test is significant to our audit because the Company identified indicators of impairment for its digital asset mining CGUs, resulting in a significant impairment expense on mining infrastructure and mining servers of an amount of $113.9 million. In addition, management's assessment process is complex and highly judgmental and is based on assumptions, specifically Bitcoin price growth, difficulty growth rates, efficiency recovery rates and discount rates, which are impacted by expected future market or economic conditions, giving rise to high estimation uncertainty.

How the matter was addressed in the audit

Our audit procedures related to the Company's impairment assessment of plant and equipment for the digital asset mining CGUs included, among others:

−	We evaluated the reasonableness of the Company's cash flows by comparing projections to, among others, historical expenses and operations and current business plans;

−
We used our valuation experts to assist us in evaluating the assumptions, methodologies and data used by the Company, in particular those relating to Bitcoin price growth, difficulty growth rates, efficiency recovery rates and discount rates;

−	We tested the completeness and accuracy of the underlying data used in the Company's valuation model;

−	We performed a sensitivity analysis on significant management assumptions used in the valuation model. The Company's assumptions are detailed in Note 8 to the consolidated financial statements.

Business acquisition

As described in Note 3 to the consolidated financial statements, the Company applies the acquisition method in accounting for business acquisitions. The Company completed the acquisition of certain assets of TeraGo Inc., for a total consideration of $30.2 million. Under the acquisition method, the purchase price was allocated to the assets acquired and the liabilities assumed based on their respective fair value, including intangible assets and resulting goodwill. We identified the business acquisition as a key audit matter.

Why the matter was determined to be a key audit matter

The business acquisition is significant to our audit because of the significant estimates and assumptions management makes with regard to the fair values of assets and liabilities recorded upon the acquisition. This matter required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's projections of future cash flows, as well as the selection of discount rates, including the need to involve our valuation experts.

How the matter was addressed in the audit

Our audit procedures related to the business acquisition included, among others:

−	We evaluated, with the assistance of our valuation experts, the reasonableness of management's:

•	Projections of future cash flows by comparing the projections to historical results and long-term economic growth forecasts;

•
Valuation methodologies and discount rates by testing information used to determine the discount rates, performing sensitivity analysis using a range of independent estimates for the discount rates and comparing those to the discount rates applied by management;

•	Forecasted customer attrition rates by comparing to historical attrition rates;

−	We tested the fair values of the assets and liabilities included upon the acquisition which were not subject to cash flow projection valuation methods;

−	We tested the mathematical accuracy of calculations;

−	We assessed the consistency of the assumptions used with other accounting estimates;

−	We tested the existence of assets and liabilities included in the purchase price allocation.

Information other than the consolidated financial statements and the auditor’s report thereon

Management is responsible for the other information. The other information comprises the information included in Management's Discussion and Analysis, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

−
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

−	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

−
Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;

−
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

−
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are, therefore, the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Louis Roy.

RAYMOND CHABOT GRANT THORNTON LLP1 /s/

1
Montréal
March 8, 2023

1          CPA auditor, public accountancy permit no. A125741

HUT 8 MINING CORP.
Consolidated Statements of Financial Position
(In thousands of Canadian dollars)

As at	Note	December 31, 2022	December 31, 2021
Assets
Current assets
Cash		$30,515	$140,127
Accounts receivable and other		1,589	647
Digital assets	7	203,627	323,946
Deposits and prepaid expenses	6	9,892	3,359
		245,623	468,079

Non-current assets
Plant and equipment	8	124,959	96,126
Deposits and prepaid expenses	6	27,220	156,503
Intangible assets and goodwill	9	15,135	–
Total assets		$412,937	$720,708

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10	$13,916	$9,569
Lease liabilities	12	4,325	216
Loans payable	11	11,892	16,278
		30,133	26,063
Non-current liabilities
Lease liabilities	12	16,973	427
Loans payable	11	14,229	23,773
Warrant liability	14	212	99,021
Deferred tax liabilities	24	–	5,456
Total liabilities		61,547	154,740

Shareholders’ equity
Share capital	15	767,641	636,597
Warrants	15	2,122	2,163
Contributed surplus		12,700	11,928
Accumulated deficit		(431,073)	(188,260)
AOCI - Unrealized gain on digital asset revaluation	7	–	103,540
Total shareholders’ equity		351,390	565,968
Total liabilities and shareholders’ equity		$412,937	$720,708

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Jaime Leverton”	“Joseph Flinn”
Director & Chief Executive Officer	Director

HUT 8 MINING CORP.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands Canadian dollars)

For the years ended December 31	Note	2022	2021
Revenue	20	$150,682	$173,774
Cost of revenue	21	(175,649)	(84,976)
Gross (loss) profit		(24,967)	88,798

General and administrative expenses	22	(49,821)	(40,265)
Gain on disposition of digital assets	7	–	182
Impairment of mining infrastructure and servers	8	(113,876)	–
Operating (loss) income		(188,664)	48,715

Foreign exchange loss		(1,276)	(3,143)
Finance expense	11, 12	(7,592)	(1,355)
Finance income		922	2,853
Amortization	9	(648)	–
Gain (loss) on revaluation of warrant liability	14	98,810	(114,161)
Net loss before tax and revaluation on digital assets		(98,448)	(67,091)

Loss on revaluation of digital assets	7	(134,772)	–
Deferred income tax expense	24	(9,593)	(5,620)
Net loss		$(242,813)	$(72,711)

Other comprehensive income
Revaluation (loss) gain on digital assets, net of taxes	7	(103,540)	57,859
Total comprehensive loss		$(346,353)	$(14,852)

Loss per share:
Basic	13	$(1.29)	$(0.54)
Diluted	13	$(1.29)	$(0.54)

The accompanying notes are an integral part of these consolidated financial statements.

HUT 8 MINING CORP.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

For the years ended December 31	2022	2021
Cash provided by (used in):

Operating activities:
Net loss	$(242,813)	$(72,711)
Change in non-cash operating items:
Digital assets mined	(133,040)	(165,398)
Digital assets traded for cash	–	1,291
Depreciation and amortization	94,528	23,288
Impairment of mining infrastructure and servers	113,876	–
Gain on disposition of digital assets	–	(182)
Loss on revaluation of digital assets	134,772	–
(Gain) loss on revaluation of warrant liability	(98,810)	114,161
Share based payments	6,913	9,876
Deferred income tax expense	9,593	5,620
Net finance (income) expense and other	6,670	(1,498)
Foreign exchange loss	1,276	3,143
	(107,035)	(82,410)
Net change in working capital (note 23)	2,001	2,169
Net cash used in operating activities	(105,034)	(80,241)

Investing activities
Purchase of plant and equipment	(72,701)	(86,431)
Deposits and prepaid expenses	(733)	(148,636)
Business acquisition	(30,174)	–
Net cash used in investing activities	(103,608)	(235,067)

Financing activities
Repayment of loan payable	–	(25,372)
Finance draws from equipment financing	–	56,397
Debt issuance cost	–	(1,426)
Repayment of loan payable for financed equipment	(16,380)	(14,950)
Proceeds from issuance of common shares, net of issuance cost	124,855	390,895
Proceeds from exercise of warrants and options	14	49,359
Finance income received	923	2,413
Finance expense paid	(5,012)	(1,349)
Payment of lease obligations	(4,574)	(126)
Net cash provided by financing activities	99,826	455,841

(Decrease) Increase in cash	(108,816)	140,533
Cash, beginning of year	140,127	2,816
Effect of movement in exchange rates on cash held in foreign currencies	(796)	(3,222)
Cash, end of year	$30,515	$140,127

The accompanying notes are an integral part of these consolidated financial statements.

HUT 8 MINING CORP.
Consolidated Statements of Changes in Shareholders’ Equity
(In thousands of Canadian dollars)

For the year ended	Number of shares	Share capital	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, December 31, 2021	169,590,061	$636,597	$2,163	$11,928	$(188,260)	$103,540	$565,968
Net loss	–	–	–	–	(242,813)	–	(242,813)
Other comprehensive loss	–	–	–	–	–	(103,540)	(103,540)
Comprehensive loss	–	–	–	–	(242,813)	(103,540)	(346,353)
Other equity movements
Shares issued for equity raises	49,646,368	124,771	–	–	–	–	124,771
Shares issued on vesting of RSU	1,197,499	5,601	–	(5,601)	–	–	–
Shares issued on vesting of DSU	76,296	574	–	(574)	–	–	–
Shares issued under employee stock purchase plan	33,022	84	–	–	–	–	84
Shares issued on exercise of warrants	863	3	(2)	–	–	–	1
Shares issued on exercise of options	3,333	11	–	(5)	–	–	6
Expiry of broker warrants	–	–	(39)	39	–	–	–
Share based payments	–	–	–	6,913	–	–	6,913
Balance, December 31, 2022	220,547,442	$767,641	$2,122	$12,700	$(431,073)	$–	$351,390

For the year ended	Number of shares	Share capital	Shares to be issued	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, December 31, 2020	97,245,223	$178,231	$398	$2,560	$4,234	$(115,549)	$45,681	$115,555
Net loss	–	–	–	–	–	(72,711)	–	(72,711)
Other comprehensive income	–	–	–	–	–	–	57,859	57,859
Comprehensive income (loss)	–	–	–	–	–	(72,711)	57,859	(14,852)
Other equity movements
Shares issued for equity raises	58,682,500	314,756	–	4,959	–	–	–	319,715
Shares issued on exercise of RSU	317,313	990	–	–	(990)	–	–	–
Shares issued on exercise of DSU	42,500	48	–	–	(48)	–	–	–
Shares issued on exercise of options	170,639	1,207	–	–	(484)	–	–	723
Shares issued on exercise of warrants	8,661,887	31,679	–	(5,288)	–	–	–	26,391
Shares issued on exercise of warrant liability	4,089,999	109,288	–	–	–	–	–	109,288
Shares issued on settlement of accounts payable	380,000	398	(398)	–	–	–	–	–
Expiry of broker warrants	–	–	–	(68)	68	–	–	–
Share based payments	–	–	–	–	9,876	–	–	9,876
Share based payments withholding	–	–	–	–	(728)	–	–	(728)
Balance, December 31, 2021	169,590,061	$636,597	$–	$2,163	$11,928	$(188,260)	$103,540	$565,968

The accompanying notes are an integral part of these consolidated financial statements.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

1.	Nature of presentation:

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2500 Park Place 666 Burrard Street, Vancouver, BC, Canada V6C 2X8 and the headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and the Nasdaq Global Select Market.

Hut 8 Mining Corp. and its subsidiaries (the “Company”) are primarily in the business of the mining of digital assets – with an operational focus on utilizing specialized equipment to solve complex computational problems to validate transactions on different blockchains and receiving Bitcoin in return for successful services. Additionally, the Company operates cloud and colocation date centre facilities in Canada targeting enterprise customers seeking high performance computing services.

2.	Basis of presentation:

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Standards Interpretations Committee.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 8, 2023.

(b)	Application of IFRS

IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital assets, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

(c)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for some financial instruments that have been measured at fair value. All amounts are presented in Canadian Dollars (“CAD”), unless otherwise stated.

Certain comparative figures have been reclassified where necessary to conform with current year presentation.

(d)	Consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and all entities in which the Company has a controlling interest. Subsidiaries are entities that the Company controls either when it is exposed, or has rights, to variable returns from its involvement with the entities and has the ability to affect those returns through its power over the entities.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

The significant operating subsidiaries of the Company included in the consolidated financial statements are as follows:

% Ownership
Hut 8 Holdings Inc.	100%
Hut 8 High Performance Computing Inc.	100%

All intercompany transactions, balances, income and expenses are eliminated on consolidation.

(e)	Functional and presentation currency

Items included in the consolidated financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates. These consolidated financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(f)	Use of estimates and judgements

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Actual results may differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.

Estimates and underlying assumptions are reviewed by management on an ongoing basis, and revisions to accounting estimates are recognized in the period giving rise to the change.

The following are the significant judgement, estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Taxes and income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.

The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with the Company’s filing position. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect effective income tax rate and income tax provision. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

(ii)	Impairment of non-financial assets and goodwill

Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in-process development and the related marketing rights.

(iii)	Revenue recognition and value of digital assets

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital assets and subsequent measurement of the digital assets held. Management has exercised significant judgment in determining appropriate accounting treatment. Management has determined that revenues should be recognized as the fair value of digital assets received in exchange for mining services on the date that digital assets are received and subsequently measured as an intangible asset. In the event authoritative guidance is enacted by the IASB, the Company may be required to change its policies which could result in a change in the Company’s financial position and earnings. Management has exercised significant judgement in determining the completion stage for this revenue stream and examined various factors surrounding the substance of the Company’s operations and determined the stage of completion being the completion and addition of a block to blockchain.

(iv)	Warrant liability

The Company uses the Black-Scholes method to determine the fair value of the warrant liability for the warrants that are not publicly traded. The Black-Scholes method requires significant judgement in determining the fair value such as volatility and a risk-free rate of return. A change in these inputs could lead to significant change in the fair value of the warrant liability. The Company uses the publicly listed prices for the warrants that are traded on the public markets to determine the fair value of the warrant liability.

(v)	Plant and equipment

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

(vi)	Functional and presentation currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies assets, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(vii)	Goodwill

The Company’s assessment of the recoverability of goodwill allocated to its cash-generating units involves significant estimates and assumptions regarding cash flow projections, growth projections, economic risk, and cost of capital. If future events or results differ adversely from these estimates and assumptions, the Company could incur impairment charges in future periods.

(viii)	Accounts receivable and other

The Company is required to assess whether accounts receivables are collectible from customers. Accordingly, Management establishes an allowance for expected credit losses (“ECLs”) for non-payment and delinquent accounts based on historic trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for Management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. If future collections differ from estimates, future profits could be adversely affected.

(ix)	Business combinations

Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination (see Note 5). Estimates that have an impact on the determination of fair values include the selected weighted average cost of capital, growth rate, and forecast of future cash flows.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented, except for the change in estimate discussed in Note 4, in these consolidated financial statements.

(i)	Transactions in foreign currency

Within each entity, transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognized in the statement of operations. Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

(ii)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for in the consolidated statements of operations and comprehensive loss.

Goodwill arising on acquisition is initially measured at cost, being the difference between the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree and the net recognized amount (generally fair value) of the identifiable assets and liabilities assumed at the acquisition date. If the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Acquisition-related costs, other than those that are associated with the issue of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

(iii)	Cash

Cash is comprised of bank balances and are primarily held in Canadian dollars and U.S. dollars.

(iv)	Revenue recognition

The Company records revenue from contracts with customers in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as follows:

-	Identify the contract with a customer;
-	Identify the performance obligations in the contract;
-	Determine the transaction price, which is the total consideration provided by the customer;
-	Allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
-	Recognize revenue when (or as) the Company satisfies a performance obligation.

The following are the specific revenue recognition criteria which must be met before revenue is recognized:

a.	Revenues from digital asset mining

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of digital asset. Revenue is recognized upon receipt of Bitcoin in exchange for its mining activities at the fair market value of the Bitcoin received. The fair value is determined using the closing Bitcoin price per www.coinmarketcap.com (“Coinmarketcap”).

Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of digital assets recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital assets.

b.	Revenues from hosting

The Company has also entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time.

c.	Revenues from high performance computing

The high performance computing business earns revenue by providing cloud and colocation services to clients. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. Revenue is recognized as the related services are provided to customers. The Company applies the five step IFRS 15 Revenue from Contracts with Customers model in determining the appropriate treatment of its various sources of revenue. The principal sources of revenue to the Company and recognition of these revenues are as follows:

-
Monthly recurring revenue (“MRR”) from high performance computing services are recognized as service revenue ratably over the enforceable term of individual contracts which is typically the stated term. The Company satisfies its performance obligation as these services are made available over time. The Company believes this method to be the best representation of transfer of services as it is consistent with industry practice to measure satisfaction through passage of time.

-
Transaction price is determined as the list price of services (net of discounts) that the Company delivers to its customers, taking into account the term of each individual contract, and the ability to enforce and collect the consideration.

-
Revenue from installation services, which are not treated as distinct performance obligations, are recognized over the enforceable term of individual contracts consistent with the schedule of MRR discussed above.

-
Usage revenue (overage and consumption-based services) is recorded as service revenue in the month the usage is incurred/service is consumed by the customer, based on a fixed agreed upon amount per unit consumed.

-	Payment is typically due at the beginning of each month for MRR services and at the end of each month for usage revenue.

Sale of bundled services

The Company offers certain customers bundled connectivity, colocation, and cloud services. Total consideration in contracts with customers are allocated to distinct performance obligations based on their stand-alone selling prices. The Company determined the stand-alone selling price to be the list price at which the Company sells connectivity, and colocation and cloud services.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

(v)	Plant and equipment

Plant and equipment are comprised of digital asset mining servers and related infrastructure and right of use of assets. Plant and equipment are recognized at initial cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset, including those attributable to bringing the asset to its intended working condition.

A gain or loss on disposal of a plant and equipment is determined by comparing the proceeds from disposal with its carrying amount, and is recognized as a gain (loss) on disposal in the consolidated statements of operations and comprehensive loss.

Based on the Company and the industry’s limited history to date, Management is limited by the market data available. Furthermore, the data available also includes data derived from the use of economic modelling to forecast future digital assets and the assumptions reflected in such forecasts, including digital asset’s price and network difficulty, as well as derived from Management’s assumptions which are inherently judgmental. Based on current data available, Management has determined that the straight-line method of depreciation best reflects the current expected useful life of mining equipment and related infrastructure. Management will review estimates at each reporting date and will revise such estimates as and when data become available. Management will review the appropriateness of its assumption related to residual value at each reporting date. The estimated useful lives of the Company’s plant and equipment are as follows:

Mining infrastructure	6 – 10 years
Mining servers	2 years
Data centre infrastructure	8 years
Computer and network equipment	3 years
Leasehold improvements	3 years

(vi)	Digital assets

Digital assets meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital assets subsequently. Where digital assets are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital assets at the end of each of its three interim financial reporting periods and at its annual financial reporting period end date. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income.

Digital assets are measured at fair value using the quoted price on Coinmarketcap. Coinmaketcap is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

The Company’s determination to classify its holding of Bitcoin as current assets is based on management’s assessment that its Bitcoin held can be considered to be a commodity, the availability of liquid markets to which the Company may sell a portion of its holdings.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

(vii)	Financial Instruments

(a)	Recognition and initial measurement of financial assets:

The Company initially recognizes accounts receivable on the date that they originated. All other financial assets are recognized initially on the trade date or when the Company becomes a party to the contractual provisions of the instrument.

Financial assets except for those trade receivables that do not contain significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

(b)	Classification and subsequent measurement of financial assets:

On initial recognition, a financial asset is classified in one of those categories at amortized cost, fair value through other comprehensive income (FVOCI), or FVTPL.

Financial assets are not subsequently reclassified except if and in the period the Company changes its business model for managing its financial assets. The amortized cost is subsequently reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

After initial recognition, financial assets carried at amortized cost are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounted is immaterial.

Assets at FVTPL are measured at fair value with gains and losses recognized in profit or loss.

Financial assets that are measured using FVOCI are measured at fair value with gains and losses recognized in other comprehensive income.

Financial assets carried at amortized costs include cash and accounts receivable. Deposits are recorded at FVTPL.

(c)	Financial liabilities: Classification, subsequent measurement, and gains and losses:

The Company initially recognizes financial liabilities on the trade date at which time the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are classified and measured at amortized cost or FVTPL. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Financial liabilities of the Company carried at the amortized cost include loans payable, and accounts payable and accrued liabilities. Warrant liability is carried at FVTPL.

(d)	Derecognition:

Financial assets:

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. Any gain or loss on derecognition is recognized in profit or loss.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

Financial liabilities:

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(e)	Impairment

The Company recognizes loss allowances for expected credit losses (“ECLs”). The Company uses the single expected credit loss impairment model, which is based on changes in credit quality since initial application.

Measurement of ECLs:

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. Management establishes an allowance for ECLs for non-payment and delinquent accounts based on historic trends of the probability of default, timing of recoveries, and the amount of loss incurred, adjusted for Management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. If future collections differ from estimates, future profits could be adversely affected.

Presentation of allowance for ECLs in the statement of financial position:

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(f)	Fair value of financial instruments:

Fair values of financial instruments are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

◾	Level 1 ‐ quoted prices (unadjusted) in active markets for identical assets or liabilities;
◾	Level 2 ‐ inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
◾	Level 3 ‐ inputs for the asset or liability that are not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement.

(viii)	Impairment of non-financial asset and goodwill

The Company’s identifiable tangible and intangible assets with finite useful lives are reviewed for indicators of impairment at each statement of financial position date and when events or changes in circumstances indicate that they may be impaired. Impairments are recorded when the recoverable amount of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less cost of disposal or its value in use.

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of a related business combination and represent the lowest level within the Group at which management monitors goodwill.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, and only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, had no impairment charge been recorded.

(ix)	Leases

At the inception of a contract, the Company assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company leases office premises, mining sites and equipment. Under IFRS 16, the Company recognizes a right-of-use asset and a lease liability at lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company leases equipment that are not material under IFRS 16.

The Company presents right-of-use assets in plant and equipment, whereas lease liabilities are presented separately in the statement of financial position.

(x)	Goodwill

Goodwill represents the excess of the cost of the Company’s business acquisitions over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment charges and is not amortized but is subject to an impairment test annually and whenever impairment indicators are identified.

(xi)	Intangible assets

Intangible assets consist of customer relationships acquired through acquisitions or business combinations.

Intangible assets acquired as part of business acquisitions are measured initially at fair value.

Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. Amortization is recognized over the assets’ estimated useful lives as follows:

Customer relationships	6 years

Residual values and useful lives are reviewed at each reporting date. Amortization expense has been presented in profit or loss as amortization. Assets are removed from asset and accumulated amortization balances once they become fully amortized. Proceeds from disposals are netted against the related assets and accumulated amortization, and resulting gains and losses are included in profit or loss.

(xii)	Non-monetary transactions

Where the Company is settling a liability for the purchase of goods and services where the price was established in a fiat currency, the difference between the liability settled and the fair value of the digital assets transferred is recognized as a gain or loss on settlement. Otherwise, the transaction is measured based on the fair value of the digital assets exchanged. Any difference between the fair value of the digital assets exchanged and the carrying amount of the digital assets is recognized in profit and loss.

(xiii)	Loss per share

The calculation of earnings per common share is based on the reported net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated on the treasury stock basis. Where potentially dilutive equity instruments are anti-dilutive, basic and diluted earnings per share are the same.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

(xiv)	Share capital

Common shares are classified as an equity instrument. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of the related tax effect.

(xv)	Warrants

The Company issues warrant, which entitles the holder to buy the Company’s common shares at an exercise price within a certain time frame. The warrants include a cashless exercise clause, which may result in a variable number of shares being issued for a fixed price due to the use of volume-weighted average price of shares. The Company does not expect the warrants to be exercised on a cashless basis. The Company records these warrants as a financial liability. Upon exercising, the Company records the exercised warrants at fair value immediately before settlement and records the gain or loss through the consolidated statements of operations and comprehensive loss. The Company subsequently measures the warrants at fair value at each reporting date and records the gain or loss through the consolidated statements of operations and comprehensive loss. The broker warrants issued do not include a cashless exercise feature and are classified as equity instruments. Consideration received on the sale of a share and share purchase warrant is allocated using the fair value method.

(xvi)	Contributed Surplus

Contributed surplus includes consideration recognized pursuant to equity-settled share based compensation.

(xvii)	Share based transactions

Equity-settled share based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

The Company issued broker warrants as part of brokered private placement offering for common shares. Broker warrants are measured at fair value at the date of the offering and accounted for as a separate component of shareholders’ equity. When the broker warrants are exercised, the proceeds received together with the related amount allocated as a separate component of shareholders’ equity are allocated to capital stock. If the broker warrants expire unexercised, the related amount separately allocated to shareholders’ equity is allocated to contributed surplus.

(xviii)	Share based compensation plan

Under the Company’s long-term incentive plan, the Company may grant participants restricted share units (“RSUs”), deferred share units (“DSUs”) and stock options (“Options”). RSUs, DSUs and Options, are collectively referred to as “LTIP Units.” LTIP Units are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company).

DSUs become redeemable only on the participant’s termination of employment. RSUs generally vest over a three-year period after the date of grant, and may be subject to performance vesting criteria. The Options have different vesting terms based on the individual agreement. The expense related to DSUs, RSUs and Options is measured based on the fair value of the awards at the grant date. The expense is recognized separately in the consolidated statements of operations and comprehensive loss over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. At the end of each reporting period, the Company reassesses its estimates of forfeitures, and recognizes the impact of any revisions into profit or loss. When LTIP Units are redeemed, they are issued to the participant and are recorded as share capital.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

(xix)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

(xx)	Provisions

Provisions are recognized when the Company has a present obligation to a third-party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Company’s actions where, by an established pattern of past practice or published policies, the Company creates a valid expectation on the part of other parties that the Company will discharge certain responsibilities.

(xxi)	Segment reporting

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company has one reporting segment and all revenues and non-current assets are in Canada.

(xxii)	Standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards and interpretation have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

4.	Change in estimate

Plant and equipment

During the year ended December 31, 2021, Management performed an operational efficiency review of its mining equipment, which resulted in changes in the expected useful life of its Infrastructure assets. Previously estimated with a 4-year useful life, the Infrastructure assets are now estimated to have a useful life of 10 years from the date put into service. The result is a change in estimate and applied prospectively. Notwithstanding any future addition to the Infrastructure assets, the effect of the change in useful life on actual and expected depreciation expense, effective the year ended December 31, 2021, is as follows:

	2021	2022	2023	2024	2025	2026	2027	2028	2029
(Decrease) increase in depreciation expense	(9,826)	(4,672)	2,204	2,688	2,688	2,688	2,686	1,394	149

Change in tax position

During the year ended December 31, 2021, Management determined that the tax treatment for the digital asset revaluation should be accounted for as capital gain in nature. Previously, the Company accounted for the revaluation as part of business income for tax purposes. The result is a change in estimate and applied prospectively. The Company recorded an income tax recovery of $7,213 to other comprehensive income and $2,136 was recorded to profit and loss for the year ended December 31, 2021.

5.	Business acquisition

On January 31, 2022, the Company completed its acquisition of TeraGo’s cloud and colocation high performance computing business. The purchase price of the acquisition was $30.2 million. The purchase price on Closing was satisfied by delivering cash. The acquisition consisted of five data centres across Canada. The high performance computing business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space. The primary reason for the acquisition was to diversify the Company’s revenue streams with recurring revenues.

The acquisition has been accounted for using the acquisition method of accounting. The goodwill is primarily attributable to the ability to expand the Company’s presence in the digital asset ecosystem and strengthen its competitive position. The goodwill is deductible for tax purposes. The fair value of identifiable asset acquired and the liabilities assumed as at acquisition date was determined using a discounted cash flow model. The final allocation of the purchase consideration for this acquisition is as follows:

Fair value
Accounts receivable and other	$1,887
Plant and equipment	23,239
Intangible assets	4,240
Goodwill	11,543
Accounts payable and accrued liabilities	(1,212)
Lease liabilities	(9,523)
$30,174

As at December 31, 2022, $1.1 million of acquisition-related costs had been incurred and are included in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. From the date of acquisition up to and including December 31, 2022, the acquisition has contributed operating revenues of $16.9 million and a loss of $4.7 million (which includes a pre-tax amortization charge of $0.6 million for acquisition related intangibles). Had this acquisition occurred on January 1, 2022, the Company estimates that the consolidated revenues of the Company would have been higher by $1.5 million and the consolidated profit would be lower by $0.4 million, including additional pre-tax amortization of acquired intangibles of $0.1 million.

6.	Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

As at	December 31, 2022	December 31, 2021
Current
Prepaid insurance	$1,778	$1,580
Prepaid electricity	3,191	1,308
Deposits related to power purchase agreement	3,000	–
Miscellaneous deposits	1,923	471
Total current deposits and prepaid expenses	$9,892	$3,359

Non-current
Deposits for equipment purchase	$–	$110,761
Deposits related to power purchase agreement	17,000	20,000
Deposits related to operating site development	902	18,609
Deposits related to electricity supply under electricity supply agreement	8,522	6,252
Other	796	881
Total non-current deposits and prepaid expenses	$27,220	$156,503

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

7.	Digital Assets

The Company’s Bitcoin are either held in custody, subject to lending arrangements or pledged as collateral. The details of the Bitcoin are as follows:

	Amount		Number of digital assets
As at	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Digital assets - held in custody	$203,627	$206,531	9,086	3,518

Digital assets loaned or pledged
Lending arrangements(i)	–	117,415	–	2,000
Total digital assets	$203,627	$323,946	9,086	5,518

(i)	Bitcoin subject to lending arrangements.

Below is the Company’s bitcoin mined and transacted:

	Amount	Number of Bitcoin
Total digital assets, January 1, 2021	$101,962	2,762
Bitcoin mined	165,398	2,786
Bitcoin traded for cash	(1,291)	(30)
Gain on disposition of digital assets	182	–
Revaluation of digital assets	57,695	–
Total digital assets, December 31, 2021	$323,946	5,518
Bitcoin mined	133,040	3,568
Revaluation of digital assets	(253,359)	–
Total digital assets, December 31, 2022	$203,627	9,086

During the year ended December 31, 2022, the Company traded Bitcoin for cash totaling $nil (December 31, 2021 – $1.3 million) with a cost of $nil (December 31, 2021 – $1.1 million), which resulted in a realized gain on the sale of Bitcoin of $nil (December 31, 2021 – $ million).

Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin on the reporting date. As at December 31, 2022, the price of Bitcoin was $22,412 (US$16,548) (December 31, 2021 – $58,707 (US$46,306)), resulting in a revaluation loss for the year ended December 31, 2022, of $253.4 million. The Company recorded $103.5 million of the loss in other comprehensive loss, net of taxes of $15.1 million, and the remaining $134.8 million was recorded in the statement of operations. As at December 31, 2021, the price of Bitcoin was $58,707 (US$46,306), resulting in a revaluation gain for the year ended December 31, 2021, of $57.9 million, net of tax recovery of $0.2 million. This gain was recorded to other comprehensive income.

Digital Assets – lending arrangements

The Company entered into arrangements with third parties whereby, from time to time, the Company may lend a portion of its digital assets for a period of time (the “Lending Arrangements”). The third parties must return the same amount and type of digital assets upon expiry of the lending period or upon exercise of a call option by the Company. In return for access to certain of the Company’s digital assets, the third parties must pay a borrow fee to the Company.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

During the year ended December 31, 2022, the Company suspended its Lending Arrangements with Genesis Global Capital LLC (“Genesis”) and Galaxy Digital LLC (“Galaxy”). The Lending Arrangements with Genesis and Galaxy were subject to a borrow fee, unsecured, due on demand, and repayable in the same amount and type of digital assets. As at December 31, 2022, there are nil Bitcoin (December 31, 2021 – 1,000 Bitcoin) loaned to Genesis and nil Bitcoin (December 31, 2021 – 1,000 Bitcoin) loaned to Galaxy under the Lending Arrangements. The annual borrow fee with respect to the Lending Arrangements ranged from 2.00% - 2.25%. The Lending Arrangement with Galaxy included a guarantee in support of the Lending Arrangement.

As of December 31, 2022, the Company determined the fair value of the digital assets loaned under the Lending Arrangements was $nil (December 31, 2021 – $117.4 million).

During the year ended December 31, 2022, the Company recorded borrow fee income of $0.9 million (December 31, 2021 – $2.8 million). Borrow fee income is recognized within finance income on the consolidated statements of operations and comprehensive loss. As at December 31, 2022, the Company has a borrow fee receivable balance of $nil (December 31, 2021 – $0.4 million).

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

8.	Plant and equipment

The changes in the carrying value of plant and equipment are as follows:

	Mining infrastructure	Mining servers	Data centre infrastructure	Computer and network equipment	Leasehold improvements	Right-of-use assets	Total
Cost
Balance, January 1, 2021	$45,287	$88,215	$–	$–	$–	$504	$134,006
Additions	1,420	85,012	–	–	–	460	86,892
Balance, December 31, 2021	46,707	173,227	–	–	–	964	220,898
Additions	35,229	157,176	444	6,297	572	13,632	213,350
Acquired through business acquisition	–	–	8,815	4,531	287	9,606	23,239
Balance, December 31, 2022	$81,936	$330,403	$9,259	$10,828	$859	$24,202	$457,487

Accumulated Depreciation and Impairment
Balance, January 1, 2021	$21,860	$79,522	$–	$–	$–	$101	$101,483
Depreciation	6,027	17,073	–	–	–	189	23,289
Balance, December 31, 2021	27,887	96,595	–	–	–	290	124,772
Depreciation	5,177	81,820	1,222	2,083	160	3,418	93,880
Impairment	25,999	87,877	–	–	–	–	113,876
Balance, December 31, 2022	$59,063	$266,292	$1,222	$2,083	$160	$3,708	$332,528

Net book value as of
December 31, 2021	$18,820	$76,632	$–	$–	$–	$674	$96,126
December 31, 2022	$22,873	$64,111	$8,037	$8,745	$699	$20,494	$124,959

During the year ended December 31, 2022, the Company made $13.6 million (December 31, 2021 – $nil) in non-cash additions to right-of-use assets and $127.0 million (December 31, 2021 – $nil) in additions to plant and equipment were applied against deposits and prepaid expenses.

The Company has assessed four cash generating units (“CGUs”): Drumheller, North Bay, Medicine Hat that are part of the digital asset mining line of business, and a separate CGU for high performance computing line of business with the same name. For the year ended December 31, 2022, the Company identified indicators of impairment for its digital asset mining Cash-Generating Units (“CGU”) and tested its digital asset mining CGUs for impairment. Management has determined the recoverable amount as the Value in Use (“VIU”) for the three digital asset mining CGUs based on geographical area and distinct cashflows: Medicine Hat, Drumheller, and North Bay. These CGUs include mining infrastructure and mining server plant and equipment. The significant assumptions in determining the VIU included the following:

December 31, 2022
Starting Bitcoin price	$22,412(US$16,548)
Starting network difficulty	35,364 billion
Discount rate	18.80% –18.90%
Monthly Bitcoin price growth	2.00% – 2.80%
Difficulty growth rate	2.80%

For the year ended December 31, 2022, the Company assessed the VIU of the digital asset mining CGUs. Due to depressed digital asset mining economics, specifically decline in the price of Bitcoin throughout periods during the year ended December 31, 2022, the Company recorded an impairment charge on its digital asset mining CGUs. The difference between the carrying value and recoverable amount of the Company’s digital asset mining CGUs was $98.6 million. The impairment of mining infrastructure and servers by CGU is listed below:

CGU	Carrying value	Recoverable value	Impairment
Medicine Hat	$79,449	$44,000	$35,449
Drumheller	38,062	10,000	28,062
North Bay	73,130	38,000	35,130
	$190,641	$92,000	$98,641

For the year ended December 31, 2022, the Company identified indicators of impairment for its graphics processing unit (“GPU”) mining group of assets and tested its GPU mining group of assets for impairment. Management has determined the recoverable amount of the GPU mining group of assets to be its fair value less costs of disposal (“FVLCD”). Due to the Ethereum Merge during the year ended December 31, 2022, where the Ethereum network changed its consensus mechanism from proof-of-work to proof-of-stake, the Company was unable to mine the Ethereum network using the GPU mining group of assets. The Company was unsuccessful in finding an alternative digital asset to mine with profitable mining economics using the GPU mining group of assets. As a result, the Company recorded an impairment charge on its GPU mining group of assets. The difference between the pre-impairment carrying value and the recoverable amount of the Company’s GPU mining group of assets is $15.2 million.

During the year ended December 31, 2021, due to the positive mining economics, increasing prices of Bitcoin relative to the network difficulty levels, the Company did not record any impairment charges.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

9.	Intangible assets and goodwill

	Customer relationships	Goodwill	Total
Cost
Balance, December 31, 2021	–	–	–
Acquired through business acquisition	$4,240	$11,543	$15,783
Balance, December 31, 2022	$4,240	$11,543	$15,783

Balance, December 31, 2021	–	–	–
Amortization	648	–	648
Balance, December 31, 2022	$648	$–	$648

Net book value as of
December 31, 2021	$–	$–	$–
December 31, 2022	$3,592	$11,543	$15,135

Impairment test of goodwill

For the purposes of impairment testing of goodwill, the Company has assessed its four CGUs: Drumheller, North Bay, Medicine Hat and high performance computing. All intangible assets and goodwill are allocated to the high performance computing business, acquired during the year ended December 31, 2022. No goodwill was allocated to the three digital asset mining CGUs disclosed in Note 8.

Goodwill impairment is assessed on an annual basis and whenever there is an indication that the asset may be impaired. During the year ended December 31, 2022, the Company performed an impairment test on the high performance computing (“HPC”) CGU. The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test as at December 31, 2022 are described below.

(i) Valuation technique

As at December 31, 2022, the recoverable amount of the HPC CGU was calculated based on VIU. The VIU is determined by the value of the future cash flows that the HPC CGU is expected to generate going forward. The discounted cash flow (“DCF”) method was used, which involved projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risks associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, EBITDA margins, prevailing tax rates, and discount rates, which are Level 3 inputs based on the fair value hierarchy.

The significant assumptions and sensitivities of this methodology considered are described below.

(ii) Growth and EBITDA margins

The assumptions used were based on the Company’s internal forecasts. The Company projected revenue, EBITDA margins, working capital, and capital expenditures for a period of five years, and applied a long-term stable growth rate thereafter. Customer retention rates, past experience, economic trends (i.e., GDP, CPI, interest rate, and unemployment rate projections), and human resource industry and market trends were also considered in deriving these forecasts. A terminal growth rate of 2.5% was applied in determining the recoverable amount of the HPC CGU.

(iii) Discount rate

A discount rate was required to calculate the present value of projected cash flows. The discount rate represented a weighted average cost of capital (“WACC”) applicable to the HPC CGU. The WACC is an estimate of the overall required after-tax rate of return on investment required by all investors of capital and serves as the basis for developing the appropriate discount rate. Determination of the discount rate requires separate analysis of the cost of equity and debt, and considers a market risk premium based on an assessment of specific risks related to the projected cash flows of the HPC CGU. Discount rates represent the volatility assessment of expected cash flows based on past performance, competition, market conditions, and other factors. A discount rate of 12.7% was applied in determining the recoverable amount of HPC CGU.

The recoverable amount of the HPC CGU assessed as at December 31, 2022 was in excess of the respective carrying amount. The Company has also performed a sensitivity analysis on the terminal growth rate and discount rate in assessing the recoverable amount of the HPC CGU. Sensitivity analysis indicates that reasonable changes to key assumptions will not have a material impact.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

10.	Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities are as follows:

	December 31, 2022	December 31, 2021
Accounts payable	$5,959	$7,067
Other accrued liabilities	7,957	2,502
Total accounts payable and accrued liabilities	$13,916	$9,569

11.	Loans payable

The components of loans payable are as follows:

	December 31, 2022	December 31, 2021
Current portion	$11,892	$16,278
Non-current portion	14,229	23,773
Total loans payable	$26,121	$40,051

The Company’s loans as at December 31, 2022, consist of $27.1 million with Trinity Capital Inc. (“Trinity”) (December 31, 2021 – $34.2 million), net of deferred financing costs of $1.0 million (December 31, 2021 – $1.4 million), $nil (December 31, 2021 – $5.9 million) with Foundry Digital LLC (“Foundry”), and $nil (December 31, 2021 – $nil) with Genesis. Details of the Company’s Loans are as follows:

Trinity

The Company entered into an equipment financing loan agreement of $38.3 million (US$30.0 million) with Trinity on December 30, 2021. The Company drew the full $38.3 million (US$30.0 million) from the loan facility to finance the purchase of mining servers and recorded $1.4 million (US$1.1 million) in deferred financing costs. The loan bears an interest rate of 9.5% and is secured against the financed equipment. During the year ended December 31, 2022, the Company made principal payments totaling $10.5 million (US$8.1 million), interest payments of $4.3 million (US$3.3 million), recorded deferred finance cost amortization of $0.5 million (US$0.4 million), and recorded a foreign exchange loss of $2.0 million, net of deferred financing costs. During the year ended December 31, 2021, the Company made prepayments of $2.4 million (US$1.9 million) and recorded a foreign exchange gain of $0.3 million, net of deferred financing costs.

Foundry

On January 22, 2021, the Company finalized an equipment financing loan of up to $18.1 million (US$14.7 million) with Foundry, a wholly owned subsidiary of Digital Currency Group, which would be drawn in tranches from the Company. Each tranche of the equipment financing has a 12-month term with an annual interest rate of 16.5% and is secured against the financed equipment, as well as digital currency and future mined digital currencies by the financed equipment. The Company has drew on all tranches of the loan during the year ended December 31, 2021, with an aggregate principal amount of $14.4 million (US$11.7 million), net of $3.6 million (US$3.0 million) prepayment. During the year ended December 31, 2022, the Company made principal repayments totaling $5.9 million (US$4.6 million), interest payments of $0.2 million (US$0.2 million), and recorded a foreign exchange gain of $0.01 million. During the year ended December 31, 2021, the Company made principal payments totaling $8.9 million (US$7.1 million), interest payments of $0.9 million (US$0.7 million), and recorded a foreign exchange loss of $0.3 million.

Genesis

The Company fully paid off its $25.5 million (US$20.0 million) loan with Genesis on February 11, 2021; subsequently, all Bitcoin held by Genesis as collateral for the loan were returned to the Company.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

12.	Lease liabilities

The following table sets out a maturity analysis of lease liabilities, showing the undiscounted lease payments to be made after the reporting date:

	December 31, 2022	December 31, 2021
<1 year	$6,525	$266
1-2 year	6,094	212
2-5 year	11,459	92
>5 year	4,446	136
Total	28,524	706
Discounting	(7,226)	(63)
Lease Liabilities	$21,298	$643

The Company’s lease liabilities comprise the following:

	December 31, 2022	December 31, 2021
Opening balance	$643	$293
Payment of lease obligations	(4,574)	(126)
Interest expense	2,074	16
Acquired through business acquisition	9,523	–
Addition	13,632	460
Ending balance	21,298	643
Less current portion	4,325	216
Non-current portion	$16,973	$427

13.	Loss per share

Basic earnings per share was calculated by dividing profit attributable to common shares by the sum of the weighted average number of common shares outstanding during the period, plus vested LTIP awards. Diluted earnings per share was calculated using the basic calculation described above and adjusting for the potentially dilutive effect of total number of additional common shares that would have been issued by the Company on unvested LTIP awards and the redemption of warrants.

The following details the earnings per share, basic and diluted, calculations for the years ended December 31, 2022 and 2021:

For the year ended December 31	2022	2021
Net loss attributable to common shareholders	$(242,813)	$(72,711)
Number of common shares outstanding on January 1	169,590,061	97,245,223

Weighted average number of common shares issued	18,179,510	40,318,936
Basic number of common shares	187,769,571	137,564,159
Dilutive effect of unvested LTIP awards(i)	–	–
Diluted number of common shares issued	187,769,571	137,564,159

Earnings per share:
Basic	$(1.29)	$(0.54)
Diluted	$(1.29)	$(0.54)

(i)	Unvested LTIP awards were excluded from the diluted shares calculation due to their anti-dilutive effect for the years ended December 31, 2022, and December 31, 2021.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

14.	Warrant liability

For the year ended December 31, 2022, the Company issued no warrants.

For the year ended December 31, 2021, the Company had the following issuances of warrants:

	Private Placement		Public Bought Deal
Closing date	13-Jan-21		15-Jun-21
Warrants issued	7,750,000		11,500,000
Warrants strike price	$6.25		$6.25
Fair value of warrants – as at issuance	$4.22		$3.12
Warrants term	24 months		24 months

Warrant valuation assumptions – as at issuance
Valuation model	Black-Scholes		Black-Scholes
Expected life	2.00 years		2.00 years
Risk-free rate	0.16%		0.31%
Volatility	136%		138%
Dividend yield	0%		0%

	2022	2021	2022	2021
Fair value of warrants – as at December 31	$–	$7.46	$0.02	$7.46

Warrant valuation assumptions – as at December 31	2022	2021	2022	2021
Valuation model	Black-Scholes		Black-Scholes
Expected life	0.04 years	1.04 years	0.44 years	1.44 years
Risk-free rate	4.06%	0.95%	4.06%	0.95%
Volatility	30%	195%	126%	165%
Dividend yield	0%	0%	0%	0%

The change in warrant liability is as follows:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2020	–	$–
Issued (i)	19,250,000	3.56
Exercised (ii)	(4,089,999)	10.20
Balance, December 31, 2021	15,160,001	$7.46
Balance, December 31, 2022	15,160,001	$0.01

(i)
The warrants issued comprise of 7,750,000 private placement warrants and 11,500,000 public bought deal warrants related to the January 13, 2021, and June 15, 2021, equity issuances, respectively, completed during the year ended December 31, 2021.

(ii)
The warrants exercised comprise of 3,875,000 private placement warrants with a weighted average exercise price of $10.27 and 214,999 public bought deal warrants with a weighted average exercise price of $9.03.

During the year ended December 31, 2022, the Company recorded a non-cash gain on the revaluation of warrant liability of $98.8 million. During the year ended December 31, 2021, the Company recorded a non-cash loss on the revaluation of warrant liability of $114.2 million, which included $70.8 million of loss related to the fair value measurement of the warrant liability immediately before derecognition of the warrants at the time of exercise.

The Black-Scholes model and the inputs used in determining the values of the warrants prior to the derecognition of financial liability warrants are as follows:

	Private Placement	Public Bought Deal
During the years ended December 31	2021	2021
Fair value of warrants exercised	$3.45 - $15.10	$3.45 - $11.93
Warrant valuation assumptions – during the years ended December 31, 2021
Expected life	1.1 years	1.5 years
Risk-free rate	0.31%	0.31%
Volatility	142% - 195%	139% - 165%
Dividend yield	0%	0%

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

15.	Equity

(a)	Share capital

The Company has authorized share capital of an unlimited number of common shares. The changes in share capital are as follows:

	Number of shares	Amount
Balance, December 31, 2020	97,245,223	$178,231
Shares issued for services(i)	380,000	398
Shares issued for RSUs and DSUs(ii)	359,813	1,039
Shares issued for exercise of options	170,639	1,207
Shares issued for equity raises, net of issuance cost ($4,003)	58,682,500	314,756
Shares issued on exercise of warrant liability	4,089,999	109,287
Shares issued for exercise of warrants	8,661,887	31,679
Balance, December 31, 2021	169,590,061	$636,597
Shares issued for equity raises, net of issuance cost ($3,197)	49,646,368	124,771
Shares issued for RSUs and DSUs(iii)	1,273,795	6,175
Shares issued under employee stock purchase plan	33,022	84
Shares issued for exercise of options	3,333	11
Shares issued on exercise of warrants	863	3
Balance, December 31, 2022	220,547,442	$767,641

(i)	Shares issued as payment of invoices to key service providers.
(ii)	Shares issued upon vesting of RSUs and DSUs, net of employment tax withholdings.
(iii)	Shares issued upon vesting of RSUs and DSUs.

February 2022 At-the-market Equity Program (“February 2022 ATM”)

On February 11, 2022, the Company entered into the February 2022 ATM offering agreement to sell the Company’s common shares with maximum proceeds of up to $82.9 million (US$65.0 million). The Company completed the February 2022 ATM on July 18, 2022, and during the year ended December 31, 2022, issued 24,429,460 common shares totaling $82.9 million (US$65.0 million) under the ATM and incurred $2.2 million (US$1.7 million) in issuance cost.

August 2022 At-the-market Equity Program (“August 2022 ATM”)

On August 17, 2022, the Company entered into the August 2022 ATM equity distribution agreement to sell the Company’s commons shares with maximum proceeds of up to $270.9 million (US$200.0 million). During the year ended December 31, 2022, the Company issued 25,216,908 common shares totaling $45.1 million (US$33.6 million) under the August 2022 ATM and incurred $1.0 million (US$0.8 million) in issuance cost. Subsequent to the year ended December 31, 2022, the Company did not complete any issuances under the August 2022 ATM.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

For the year ended December 31, 2021, the Company has completed the following issuance of equity securities:

	Private Placement	Public Bought Deal	Public Offering
Closing date	January 13, 2021	June 15, 2021	September 17, 2021
Gross proceeds	$ 77.5 million	$ 115.0 million	$ 220.2 million US$172.5 million

Common shares issued	15,500,000	23,000,000	20,182,500
Fair value of the shares issued	$6.34	$4.93	$10.27 US$8.55

Broker warrants issued	930,000	144,000	70,200
Fair value of broker warrants issued	$4.22	$3.12	$8.30
			US$6.51
Broker warrants strike price	$6.25	$6.25	$13.36
			US$10.69
Broker warrants term	24 months	24 months	60 months

Warrant valuation assumptions
Valuation model	Black-Scholes	Black-Scholes	Black-Scholes
Expected life	2 years	2 years	5 years
Risk-free rate	0.16%	0.16%	1.13%
Volatility	136%	136%	120%
Dividend yield	0%	0%	0%

Commissions and fees incurred	$5,337	$7,336	$12,422
Commissions and fees unpaid – as at December 31, 2021	$nil	$nil	$nil

(b)	Warrants

The changes in warrants are as follows:

	Number of warrants	Weighted average exercise price
Balance, December, 2020	7,837,639	$2.56
Issued(i)	1,144,200	6.69
Expired(ii)	(147,418)	1.80
Exercised(iii)	(8,661,887)	3.05
Balance, December 31, 2021	172,534	$6.14
Issued	–	–
Expired(iv)	(17,204)	1.45
Exercised(v)	(863)	1.45
Balance, December 31, 2022	154,467	$6.69

(i)	The warrants issued comprise of 1,144,200 broker warrants related to the three equity issuances completed during the year ended December 31, 2021.
(ii)	The warrants expired comprised of 147,418 warrants with an exercise price of $1.80.
(iii)
The warrants exercised comprise of 5,305,838 warrants with an exercise price of $1.80, 2,222,222 warrants with an exercise price of $4.50, 929,010 warrants with an exercise price of $6.25, 144,094 warrants with an exercise price of $1.45, and 60,723 warrants with an exercise price of $13.36.

(iv)	The warrants expired comprise of 17,204 warrants with an exercise price of $1.45.
(v)	The warrants exercised comprise of 863 warrants with an exercise price of $1.45.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

The warrants issued and outstanding as at December 31, 2022, are as follows:

	Strike price	Number	Weighted average remaining contractual life (month)	Expiry date
Public offering warrants	$13.36	9,477	45	9/17/2026
Bought deal warrants	$6.25	19,440	6	6/15/2023
Private placement warrants	$6.25	125,550	1	1/13/2023
		154,467	4.33

The warrants issued and outstanding as at December 31, 2021, are as follows:

	Strike price	Number	Weighted average remaining contractual life (month)	Expiry date
Public offering warrants	$13.36	9,477	57	9/17/2026
Bought deal warrants	$6.25	19,440	18	6/15/2023
Private placement warrants	$6.25	125,550	13	1/13/2023
Broker warrants	$1.45	18,067	6	6/25/2022
		172,534	15.25

(c)	Incentive plan

On February 15, 2018, the Company adopted a Long-Term Incentive Plan (“LTIP”) under which it is authorized to grant stock options, RSUs and DSUs (“Awards”) to officers, directors, employees, and consultants enabling them to acquire common shares of the Company. The LTIP was further amended April 8, 2019, May 14, 2021, January 15, 2022, and August 22, 2022. The maximum number of common shares reserved for issuance of Awards that may be granted under the plan is 10% of the issued and outstanding common shares of the Company.

Stock options

Stock option activity is as follows:

	Number of options	Weighted average exercise price
Balance, January 1, 2021	761,667	$4.38
Granted	60,000	6.57
Exercised (i)	(170,639)	4.23
Forfeiture	(104,361)	1.96
Balance, December 31, 2021	546,667	5.13
Granted	–	–
Exercised (ii)	(3,333)	1.80
Forfeiture	(63,334)	6.32
Options outstanding, December 31, 2022	480,000	$5.00
Options exercisable, December 31, 2022	480,000	$5.00

(i)	The options exercised comprise of 107,306 options with an exercise price of $5.00 and weighted average underlying common share price of $9.81 at the times of exercise, 3,333 options with an exercise price of $1.80 and underlying common share price of $8.65 at the time of exercise, and 60,000 options with an exercise price of $3.00 and underlying common share price of $4.64 at the time of exercise.
(ii)	The options exercised comprise of 3,333 options with an exercise price of $1.80 and underlying common share price of $7.23 at the time of exercise.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

During the year ended December 31, 2022, the fair value of the share price ranged between $1.10 and $10.32. As at December 31, 2022, the Company had the following stock options outstanding:

Exercise price – outstanding	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life (months)

5.00	480,000	480,000	$5.00	18
	480,000	480,000	$5.00	18

During the year ended December 31, 2021, the fair value of the share price ranged between $3.89 and $19.80. As at December 31, 2021, the Company had the following stock options outstanding:

Exercise price – outstanding	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life (months)

$1.80	6,667	–	$1.80	34
5.00	480,000	480,000	5.00	15
6.57	60,000	–	6.57	112
	546,667	480,000	$5.00	26

During the year ended December 31, 2022, the Company recorded a total of $0.1 million (December 31, 2021 – $0.1 million) as share based compensation expense related to stock options. The Company also recorded a reversal of share based compensation totaling $0.2 million ($0.1 million – December 31, 2021) due to forfeiture of 63,334 (December 31, 2021 – 104,361) options. The stock compensation expense was based on the fair value of each stock option on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2022 and December 31, 2021: expected life of 10 years, risk-free rate of 1.53%, volatility of 205.80%, dividend yield of 0% and exercise price of $5.00. Expected volatility is an average of Hut 8’s share price volatility and bitcoin price volatility, which is a measure of the amount by which price has fluctuated during an observed period. The observed period was commensurate to the expected life of the option. For the year ended December 31, 2022, the weighted average of the exercise price inputs is $5.00 and the weighted average of the common share price inputs is $3.69. For the year ended December 31, 2021, the weighted average of the exercise price inputs is $5.13 and the weighted average of the common share price inputs is $4.09.

RSUs and DSUs

The RSUs and DSUs activity is as follows:

	RSUs	DSUs
Balance, January 1, 2021	406,667	170,000
Granted	3,215,000	123,919
Issued	(610,833)	(42,500)
Forfeited	(58,334)	–
Balance, December 31, 2021	2,952,500	251,419
Granted	7,598,777	81,192
Issued	(1,197,499)	(76,296)
Forfeited	(752,000)	-
Balance, December 31, 2022	8,601,778	256,315

During the twelve months ended December 31, 2022, the Company recorded a total $6.5 million (December 31, 2021 – $9.0 million) as share based compensation expense related to RSUs and $0.6 million (December 31, 2021 – $0.7 million) as share based compensation expense related to DSUs.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

16.	Related party transactions

Key management includes members of the Board of Directors and its corporate officers. The aggregate value of transactions relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended December 31	2022	2021
Salary, fees, and other short-term benefits (i)	$2,912	$4,170
Share based payments	4,718	8,186
	$7,630	$12,356

(i)	In connection with the issuance of shares related to the RSUs and DSUs granted, during year ended December 31, 2022, the Company incurred payroll tax expense of $0.2 million (2021 – $0.7 million).

17.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity composed of issued share capital and reserves. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern while maintaining growth of the Company’s business through organic growth and new acquisitions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management as at December 31, 2022, remains unchanged from the year ended December 31, 2021.

18.	Financial instruments and risk management

Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and
Level 3:	Inputs that are not based on observable market data.

The Company’s financial instruments have been classified as follows:

December 31, 2022	Level 1	Level 2	Level 3	Total
Fair value carried through profit and loss
Warrant liability	$–	$212	$–	$212
Deposits	31,347	–	–	31,347

Fair value carried at amortized cost
Loan payable	–	(27,125)	–	(27,125)

December 31, 2021	Level 1	Level 2	Level 3	Total
Fair value through profit and loss
Warrant liability	–	99,021	–	99,021
Deposits	156,093	–	–	156,093

Fair value carried at amortized cost
Loan payable	$–	$(41,477)	$–	$(41,477)

The Company determined that the carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk.The Company determined that the carrying value of deposits made on future purchases approximates the corresponding fair value because the deposits are future payments of arm’s length purchases.

As at December 31, 2022, the loans payable balance has a carrying value of $26.1 million (December 31, 2021 – $40.1 million) and a fair value of $27.1 million (December 31, 2021 – $41.5 million). The fair value is determined based on the cost of borrowing for a company with a similar risk profile (Level 2).

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

19.	Digital assets and risk management

(a)	Digital assets

Digital assets are measured using Level 2 fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its balance of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets primarily consist of Bitcoin as at December 31, 2022.

As at December 31, 2022, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $20.4 million.

(b)	Financial risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

Credit risk

The Company’s digital assets subject to Lending Arrangements are exposed to credit risk. The Company limits its credit risk by loaning the digital assets to counterparties that are believed to have sufficient capital to meet their obligations as they come due based on the Company’s review of their size, credit quality and reputation. As of each reporting period, the Company assesses if there are significant increases in credit risk requiring recognition of a loss or write-down. Such loss or write-down would be reflected in the fair value of the digital assets subject to Lending Arrangements. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result. During the year ended December 31, 2022, the Company suspended the Lending Agreements and retrieved the digital assets lent under the Lending Agreements.

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company limits its cash exposure to credit loss by placing its cash with high credit quality financial institutions. The Company uses the digital asset custodial services of BitGo Trust Company Inc. and NYDIG Trust Company LLC. The Company does not self-custody its Bitcoin. The credit risk related to the accounts receivable is not significant.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances denominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account. The interest rate on the Company’s loans are fixed in nature and have limited exposure to change interest rates.

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

The Company has a US$50.0 million open term revolving credit facility with Galaxy which upon posting digital asset collateral, the Company can draw on as an additional source of liquidity. As at December 31, 2022, the facility has an outstanding balance of $nil (December 31, 2021 – $nil).

As at December 31, 2022, the contractual maturities of financial and other liabilities, including estimated interest payments are as follows:
	Contractual cash flows	Within 1 year	1 to 2 years	2 to 5 years	5+ years
Accounts payable and accrued liabilities excluding salaries payable	$13,283	$13,283	$–	$–	$–
Loans payable and interest	29,885	15,524	14,361	–	–
Lease commitments	28,524	6,525	6,094	11,459	4,446

Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company’s functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment and has loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

The table below indicates the foreign currencies to which the Company has significant exposure for the years ended December 31 in Canadian dollar terms:

As at	December 31, 2022	December 31, 2021
Cash	$16,402	$107,601
Accounts receivable	10	446
Deposits (non-current)	219	94,996
Accounts payable	(924)	(1,371)
Loans payable	(26,121)	(40,051)

The effect on earnings before tax of a 10% strengthening or weakening of the CAD exchange rate at the balance sheet date for financial instruments denominated in USD, with all other variables held constant, is $1.0 million (December 31, 2021 – $16.2 million).

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

20.	Revenue

The details of our revenue by type are as follows:

For the years ended December 31	2022	2021
Digital assets mined	$133,040	$165,398
Hosting fees	751	8,376
High performance computing	16,891	–
Total revenue	$150,682	$173,774

21.	Cost of revenue

The details of our cost of revenue by type are as follows:

For the years ended December 31	2022	2021
Site operating costs	$(81,769)	$(61,688)
Depreciation	(93,880)	(23,288)
Total cost of revenue	$(175,649)	$(84,976)

22.	General and administrative expenses

The details of our general and administrative expenses by type are as follows:

For the years ended December 31	2022	2021
Professional fees	$(5,687)	$(3,611)
One-time transaction costs	(5,116)	(2,956)
General, marketing, office and other	(8,465)	(3,605)
Sales tax expense	(7,660)	(10,694)
Share based payments	(6,913)	(9,876)
Salary and benefits	(7,756)	(4,046)
Insurance expense	(6,014)	(2,645)
Investor relations and regulatory	(2,210)	(2,832)
Total general and administrative expense	$(49,821)	$(40,265)

23.	Supplementary cash flow information

Change in working capital for the years ended December 31, 2022 and 2021 was as follows:

For the years ended December 31	2022	2021
Accounts receivable and other	$88	$245
Prepaid expenses	(2,675)	(3,776)
Accounts payable and accrued liabilities	4,588	5,700
Net change in working capital	$2,001	$2,169

Non-cash transactions	2022	2021
Additions to plant and equipment through assumption of lease liabilities	$13,632	$–
Shares issued on vesting of RSU	5,601	–
Shares issued on vesting of DSU	574	–
Shares issued on settlement of accounts payable	–	398
Derecognition of broker warrants upon expiry	–	68

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

24.	Income taxes

The income taxes recognized in profit or loss comprise the following:

For the years ended December 31	2022	2021
Current tax expense	$–	$–
Deferred tax expense	9,593	5,620
Total income tax expense	$9,593	$5,620

The income tax expense comprises of the following:

For the years ended December 31	2022	2021
Origination and reversal of temporary difference	$(61,622)	$16,793
Change in unrecognized tax losses and tax benefits	71,825	(13,638)
Change in prior year estimate and other	(610)	2,465
Total income tax expense	$9,593	$5,620

The difference between income taxes calculated using the Company’s effective income tax rates and the amounts that would result from the application of the statutory income tax rates arises from the following:

For the years ended December 31	2022	2021

Net (loss) income before recovery of income taxes	$(233,220)	$(67,091)
Canadian statutory tax rate	26.5%	26.5%
Expected income tax recovery	(61,803)	(17,779)
Different tax rate for subsidiary and other adjustments	5,520	(2,115)
Non-deductible expenses	20,846	5,624
True up to filing adjustments	–	3,264
Adjustments in respect of prior periods	(610)	–
Revaluation (gain) loss on warrant liability	(26,185)	30,253
Change in tax benefits not recognized	71,825	(13,627)
Income tax expense	$9,593	$5,620

The income taxes recognized on components of other comprehensive income or loss for the years ended December 31, 2022 and 2021 are as follows:

For the years ended December 31	2022	2021
Revaluation (loss) gain on digital assets through other comprehensive income or loss	$(118,589)	$57,695
Tax recovery	15,049	164
Revaluation (loss) gain on digital assets through other comprehensive income or loss, net of tax	$(103,540)	$57,859

The movement on the net deferred income tax assets and liabilities are as follows:

For the years ended December 31	2022	2021
Balance, beginning	$(5,456)	$–
Deferred tax expense recorded in profit	(9,593)	(5,620)
Movement recognized in other comprehensive income	15,049	164
Net deferred tax liability	$–	$(5,456)

The components of net deferred tax asset (liabilities) are as follows:

As at	December 31, 2022	December 31, 2021
Non-capital losses	$3,739	$15,764
Capital lease obligation	5,471	157
Capital losses	–	60
Capital loan	–	(49)
Property plant and equipment	(3,794)	(4,557)
Digital assets	–	(16,667)
Intangible assets and goodwill	(144)	–
Deferred financing costs	(36)	–
Right-of-use asset	(5,236)	(164)
Net deferred tax liability	$–	$(5,456)

HUT 8 MINING CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2022 and 2021
(In thousands of Canadian dollars)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

For the years ended December 31	2022	2021
Share issuance costs	$18,010	$21,899
Operating tax losses carried forward	245,577	14,662
Digital assets	137,425	–
	$401,012	$36,561

The operating tax loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The Company’s operating tax losses expire as follows:

For the years ended December 31	2022	2021
2033	$87	$87
2034	225	225
2035	82	82
2036	105	105
2037	106	106
2038	31,732	318
2039	24,288	780
2040	14,195	1,733
2041	11,226	11,226
2042	163,531	–
	$245,577	$14,662

25.	Contingencies

From time to time, the Company is involved in routine litigation incidental to the Company’s business. Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of operations of the Company.

26.	Subsequent events

Litigation with North Bay facility power provider and leasehold provider

On January 25, 2023, the Company filed a statement of claim in the Ontario Superior Court of Justice against Validus Power Corp. (“VPC”) and Bay Power Corp., (collectively with VPC, “Validus”) as defendants. VPC is the Company’s power provider for the Company’s North Bay mining facility. Pursuant to a power purchase agreement dated October 22, 2021 (the “PPA”), VPC would design, construct, own, operate, and maintain certain power generation facilities on a site located in North Bay, Ontario (the “Facility”), and Hut 8 would purchase energy from the Facility on the terms set out in the PPA. In connection with entering into of the PPA, the Company entered into (i) a lease agreement dated October 27, 2021 by and among the Company, Validus (the “Lease Agreement”), and (ii) a design-build stipulated price contract dated October 21, 2021 between the Company and VPC.

The Company’s statement of claim includes Validus’ failure to meet obligations under the PPA. The Company is seeking various relief including enforcement of certain provisions of the PPA and monetary damages incurred as a result of the dispute.

On February 9, 2023, the Company received from Validus a notice of termination of the Lease Agreement. On February 21, 2023, the Company announced that it received a statement of defence and counterclaim (collectively, the “Counterclaim”) from Validus. In addition to denying the majority of allegations in the Company’s statement of claim, Validus brought counterclaims against the Company and is seeking monetary damages. The Company intends to pursue the claims set out in its statement of claim. While the Company believes that the Counterclaim is meritless and intends to vigorously prosecute the aforementioned matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to the Company. As of the date of the Consolidated Financial Statements, the Company’s North Bay facility is not operational.

Business combination with U.S. Data Mining Group, Inc.

On February 6, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp” (“USBTC”), and Hut 8 Corp., a Delaware corporation (“New Hut”). Pursuant to the Business Combination Agreement, (i) Hut 8 and Hut 8 Holdings, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut 8 (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock, which will effectively result in a consolidation of the Common Shares on a 5:1 basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common and preferred stock of USBTC, being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the “Merger”, and together with the Arrangement, the “Business Combination”). As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq Stock Exchange (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.